

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

12 December 2006





Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy each of the announcements dated 11 December 2006 and 12 December 2006 respectively by the Company on the Proposed Private Placement for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

12/19

Exemption No. 82-4962



Form Version 2.0

General Announcement

Reference No MM-061211-66270

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	CHARMAINE CHEE/ELAINE LAM
* Designation	:	MANAGER/EXECUTIVE

* Type : ● Announcement ○ Reply to query

* Subject :

GENTING BERHAD

PROPOSED PRIVATE PLACEMENT

* **Contents :-**

Please refer to the attachment for the full text of the announcement on the above.

This announcement is dated 11 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Announcement-1.pd

GENTING BERHAD ("GENTING")

PROPOSED PRIVATE PLACEMENT

1. On behalf of Genting's Board of Directors ("**Board**"), CIMB Investment Bank Berhad (*former / known as Commerce International Merchant Bankers Berhad*) ("**CIMB**") wishes to announc that Genting proposes to implement a placement of new ordinary shares of RM0.50 each Genting ("**Genting Shares**") to investors to be identified through placement agents under book-building process ("**Proposed Placement**"). Genting intends to place out 30 million ne Genting Shares (representing about 4.25% of its issued and paid-up share capital), with possible up-size depending on investors' demand, under the Proposed Placement.

2. The issuance of up to 10% of Genting's issued and paid-up share capital has been approve by shareholders of Genting under the ordinary resolution passed under Section 132D of th Companies Act, 1965, at Genting's previous Annual General Meeting held on 21 June 2006.

3. The following regulatory approvals have been obtained for the Proposed Placement:

   (a) the approval of the Securities Commission ("**SC**") for the placement of up 70,560,295 Genting Shares (which represents up to 10% of Genting's issued ar paid-up share capital) ("**Placement Shares**"), and the listing of and quotation for th Placement Shares on the Main Board of Bursa Malaysia Securities Berhad ("**Burs Securities**"), which was obtained on 3 November 2006;

   (b) the approval of the Foreign Investment Committee (through the SC) for the Propose Placement, which was obtained on 3 November 2006; and

   (c) approval-in-principle from Bursa Securities for the listing and quotation of th Placement Shares on the Main Board of Bursa Securities, which was obtained on 7 November 2006.

4. Genting will determine and announce the final number of new Genting Shares to be issue under the Proposed Placement, and the issue price of the Placement Shares, after th completion of the book-building process, which will commence today.

5. The Placement Shares shall, upon allotment and issue, rank equal in all respects with th existing Genting Shares, except that they shall not entitle their holders to any dividend, righ allotment and/or other distributions the entitlement date of which is before the date allotment of the Placement Shares.

6. Genting's closing share price on 11 December 2006 is RM32.00. For illustrative purpose assuming Genting issues 30 million new Genting Shares under the Proposed Placement an issue price of RM30.50 per share (representing a discount of about 4.7% to the sa closing price), the total proceeds raised will be approximately RM915 million.

7. Genting intends to use the proceeds raised from the Proposed Placement (after netting expenses relating to the Proposed Placement) for working capital and/or investments acquisitions (including the repayment of borrowings taken to make such investments acquisitions, if any) in areas related to Genting's or Genting and its subsidiaries' ("**Gentir Group**") principal businesses as and when such opportunities arise.

8. Genting will not place out any Placement Share issued under the Proposed Placement to i related parties. Therefore, none of the Directors, major shareholders of Genting and/or ar persons connected with them have any interest, direct or indirect, in the Proposed Placement.

9. The proforma effects of the Proposed Placement on Genting's issued and paid-up share capit l, consolidated net assets per share, earnings per share, gearing and substantial shareholde s' shareholdings can only be determined upon finalisation of the total number and issue price of t e Placement Shares, after the completion of the book-building process. An announcement on t e final total number and issue price of the Placement Shares, together with the said profom a effects, will be made after the completion of the book-building process.

   Genting does not expect the Proposed Placement to have any effect on its dividend polic . The decision of Genting's Board to declare and pay dividends in the future would depend c the performance, cashflow position and financing requirements of the Genting Group.

10. Genting has appointed the following advisers for the Proposed Placement:

    (a) CIMB as Principal Adviser; and

    (b) CIMB, CLSA Singapore Pte Ltd and UBS Investment Bank as Joint Placeme t Agents and Joint Bookrunners.

This announcement is dated 11 December 2006.

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

Securities may not be sold in the United States unless they are registered or are exempt from registratio . Genting does not intend to register any portion of the Placement Shares in the United States or to conduct a public offering in the United States. This announcement is not for distribution, directly or indirectly, into the Unite d States, Canada or Japan. These materials are not an offer for sale of, or the solicitation of an offer to buy, th e securities of Genting in the United States, Canada or Japan. Failure to observe the above limitation ma y constitute a violation of securities laws in the United States and in other jurisdictions.



Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 12/12/2006 06:42:34 PM
Reference No MM-061212-63411

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	CHARMAINE CHEE/ELAINE LAM
* Designation	:	MANAGER/EXECUTIVE

* Type : ● Announcement ○ Reply to query

* Subject :

GENTING BERHAD ("GENTING")

PROPOSED PRIVATE PLACEMENT

* **Contents :-**

We refer to the announcement dated 11 December 2006 in relation to Genting's proposed placement of new ordinary shares of RM0.50 each in Genting ("Genting Shares") ("Proposed Placement").

On behalf of Genting, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* is pleased to announce that the book-building process in relation to the Proposed Placement has completed.

The number of new Genting Shares to be issued under the Proposed Placement pursuant to the book-building process is 33 million Genting Shares ("Placement Shares") (which represents approximately 4.68% of Genting's issued and paid-up share capital). The issue price was fixed at RM31.50 per share (which represents a discount of approximately 0.6% to the 5-day volume-weighted average market price of Genting Shares up to 11 December 2006 of RM31.70 and a discount of approximately 1.6% to the closing price of Genting Shares on 11 December 2006 of RM32.00). The total proceeds raised from the placement of the Placement Shares is RM1,039.5 million. The Placement Shares have been fully allocated to investors.

The proforma effects of the above are set out in Table 1.

This announcement is dated 12 December 2006.

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

Securities may not be sold in the United States unless they are registered or are exempt from registration. Genting does not intend to register any portion of the Placement Shares in the United States or to conduct a public offering in the United States. This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan. These materials are not an offer for sale of, or the solicitation of an offer to buy, the securities of Genting in the United States, Canada or Japan. Failure to observe the above limitation may constitute a violation of securities laws in the United States and in other jurisdictions.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 – Proforma effects of the placement and issuance of 33 million Genting Shares at a issue price of RM31.50 per share under the Proposed Placement

(a) **Issued and paid-up share capital**

The proforma effects of the Proposed Placement on Genting's issued and paid-up shar capital as at 30 November 2006 are as follows:

	No. of Genting Shares	Issued and paid-up share capita RM
Issued and paid-up share capital as at 30 November 2006	705,728,954	352,864,47
To be issued under the Proposed Placement	33,000,000	16,500,00
Enlarged issued and paid-up share capital	738,728,954	369,364,47

(b) **Net assets per share and gearing**

The proforma effects of the Proposed Placement on Genting's net assets per share an gearing based on Genting's audited consolidated balance sheet as at 31 December 2005 ar as follows:

	Audited as at 31.12.2005 RM million	After the Propose Placemer RM millio
Share capital	352.7	369.
Share premium	111.7	1,122.9
Reserves	369.9	369.
Unappropriated profit	8,167.7	8,157.
Net assets	9,002.0	10,029.
No. of ordinary shares in issue (million)	705.4	738.
Net assets per ordinary share [1](RM)	12.76	13.5
Total borrowings [2] (RM million)	2,872.7	2,872.
Shareholders' equity (RM million)	9,002.0	10,029.
Gearing [3] (times)	0.32	0.2

Notes:

[1] *After writing-off the estimated incidental expenses for the Proposed Placement against the share premium account.*

[2] *All interest-bearing debts.*

[3] *All interest-bearing debts over shareholders' equity.*

(c) **Substantial shareholders' shareholdings**

The proforma effects of the Proposed Placement on the shareholdings of Genting's substantial shareholders as at 30 November 2006 are as follows:

	As at 30.11.2006				After the Proposed Placement			
	Direct		Indirect		Direct		Indirect	
Shareholders	No. of Genting Shares held million	%	No. of Genting Shares held million	%	No. of Genting Shares held million	%	No. of Genting Shares held million	%
Kien Huat Realty Sdn Bhd ("KHR")	238.63	33.81	54.15[*1]	7.67	238.63	32.30	54.15[*1]	[illegible]
Parkview Management Sdn Bhd	-	-	292.78[*2]	41.48	-	-	292.78[*2]	[illegible]
Inforex Sdn Bhd	-	-	238.63[*3]	33.81	-	-	238.63[*3]	[illegible]
Info-Text Sdn Bhd	-	-	238.63[*3]	33.81	-	-	238.63[*3]	[illegible]
Dataline Sdn Bhd	-	-	238.63[*3]	33.81	-	-	238.63[*3]	[illegible]

Notes:

*1 *Deemed interest through its subsidiaries under Section 6A of the Companies Act, 1965 ("Act").*

*2 *Deemed interest through KHR and its subsidiaries under Section 6A of the Act.*

*3 *Deemed interest through KHR under Section 6A of the Act.*

(d) **Earnings per share**

Genting does not expect the Proposed Placement to have any material effect on Genting's consolidated earnings per share for the financial year ending 31 December 2006.